SAFE LANE SYSTEMS, INC.
                         1624 MARKET STREET, SUITE #202
                             DENVER, COLORADO 80202
                                 (949) 825-6512



                                 April 27, 2015


Securities and Exchange Commission
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:     Safe Lane Systems, Inc.
        File No. 333-198435


Dear Sir or Madame:

The undersigned, Safe Lane Systems, Inc., a Colorado corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (No. 333-198435) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on April 30, 2015 or as soon thereafter as is possible.

                                                 Sincerely,

                                                 SAFE LANE SYSTEMS, INC.

                                                 /s/ Paul Dickman

                                                 Paul Dickman,
                                                 Chief Executive Officer